UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Form 6-K is hereby incorporated by reference into the registration statement of Videocon d2h Limited (the “Company”) on Form F-4 (Registration Number 333-201870) and any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of the Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this Form 6-K shall be deemed a part of each such document from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 3, 2015

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Director

Videocon d2h Limited

Fiscal Year Ended March 31, 2015

Earnings Release

Revenue from Operations grew 32.5% to 23.38 billion, Subscription revenue up 38.3%

Adjusted EBITDA1 grew 55.3% to 6.09 billion (US$97.3 million)2

Market leader in India for the 4th consecutive year based on gross and net subscribers additions which include 2.64 million gross subscribers added in Fiscal 20153

Key highlights for Fiscal 2015:

•	Revenue from Operations grew 32.5% to 23.38 billion;

•	Subscription revenue grew 38.3% to 20.58 billion;

•	Adjusted EBITDA grew 55.3% to 6.09 billion (excluding one-off securities issue expenses and ESOP scheme impact of 135.17 million);

•	Adjusted EBITDA margin expanded by 390 basis points to 26.1% despite content cost increases;

•	ARPU grew to 196 ahead of guidance, with Q4 ARPU at 202;

•	Market leader in gross and net adds at 2.64 million and 1.74 million subscribers, respectively;

•	Closing gross subscribers at 13.09 million and net subscribers base at 10.18 million; and

•	Churn came in at 0.8% per month.

Mumbai, June 3, 2015 – Videocon d2h Limited (NASDAQ: VDTH) (“Videocon d2h” or the “Company”) announced its financial results for the fiscal year ended March 31, 2015. The Company management, led by Saurabh Dhoot, Executive Chairman, will hold two conference calls to discuss the results on June 4, 2015 (call in details are set out below). This is the Company’s first earnings release since the listing of its American Depositary Shares on the NASDAQ on the April 1, 2015.

Commenting on the results, Mr. Dhoot, said “We are pleased to announce that we successfully listed American Depositary Shares on NASDAQ in April, becoming the most valued Indian company to be listed on the NASDAQ. We are happy to share our results for fiscal 2015. We maintained our market leadership in subscriber growth and reported key financial metrics ahead of the guidance provided during the listing process. We believe, with our strong balance sheet and continued momentum, we are well-positioned for the future.”

Speaking on the growth outlook for the DTH sector, Mr. Anil Khera, CEO of Videocon d2h, said “The Pay TV segment in India is positioned for extraordinary growth over the next few years with millions of new TV homes being created on account of strong economic outlook in India as well as the Government of India’s initiative to roll out its digitalization mandate across the country. We believe that 90-100 million homes will be making the switch to digital platforms which will be available to the DTH and digital cable operators. We are well positioned to benefit from this and we believe we will take the largest share of this opportunity, as we have in the past. With strong economic growth outlook for India, overall media sector is expected to grow in the years to come. We believe, this will help grow ARPU, TV penetration and increase HD uptake leading to stronger revenue growth for Pay TV in general and Videocon d2h in particular.”

[1]	Adjusted EBITDA is calculated after oneoff Securities issues expenses and impact of ESOP Plan 2014
[2]	Exchange rate of 1US$ to Rupee at 62.59 as of March 31, 2015 (Source: Reserve Bank of India)
[3]	Source: MPA 2014 and company data

The Company continues to be the fastest growing Pay TV operator in India, with roughly 20% of the DTH net subscriber market share as on March 2015 up from nine percent four years ago. Last year the Company continued to lead the market in gross subscriber additions as well as incremental net subscribers for the fourth consecutive year.

The Company is also seeing a pick-up in its High-definition (“HD”) subscriber base. In Fiscal 2015, almost 30% of incremental net subscribers opted for the HD service. The Company’s HD subscribers base now represent almost 10% of the total net subscriber base, up from 5% in Fiscal 2014. The Company expects HD penetration to increase in the coming fiscal year, with an attendant impact on ARPU.

The Company believes it maintains its competitive advantage for several reasons, including:

•	Latest technology enjoyed by all subscribers (MPEG4 DVB S2), more compression and bandwidth advantage, and thus more channels and HD offerings;

•	Largest distribution network with over 150,000 retail outlets across India serving new customers and convenient recharges;

•	Strong focus on customer service; being the only operator in India with an exclusive service network, approximately 97% of the Company’s new subscribers get set top boxes installed on the same day; and

•	Unique control of box supply chain and R&D with development of local manufacturing capabilities

Financial Summary

	(in million, unless otherwise indicated)
	Fiscal 2014	Fiscal 2015	% growth
Key financial metrics
Revenue from operations	17,644	23,377	32.5%
Subscription revenue	14,877	20,581	38.3%
Adjusted EBITDA	3,920	6,091	55.3%
Adjusted EBITDA margin	22.2%	26.1%
Net loss	(3,195)	(2,727)	14.7%
Content cost (% of revenue)	34.1%	36.2%
Key operating metrics
Gross subscribers (million)	10.45	13.09	25.2%
Net subscribers (million)	8.44	10.18	20.6%
Churn	0.76%	0.80%

The Company achieved strong subscription revenue and revenue from operations growth of 38.3% and 32.5%, respectively, year on year to 20.58 billion in fiscal 2015 as compared to 14.87 billion in Fiscal 2014 and 23.38 billion in Fiscal 2015 as compared to 17.64 billion in Fiscal 2014, primarily due to increased net subscribers and ARPU growth.

The Company achieved Adjusted EBITDA of 6.09 billion for Fiscal 2015 against 3.92 billion for Fiscal 2014, a growth of 55.3%. This Adjusted EBITDA is before accounting for 135.17 million in one off security issue expenses and ESOP impact in Q4 of Fiscal 2015.

Adjusted EBITDA margin expanded 390 basis points to 26.1%, despite increase in content costs as a percentage of revenue in the second half of the fiscal year as the Company began operating under new content agreements. These new agreements provide predictability on content costs over the next 3-4 years, with better operating leverage and improved margins as subscriber base and ARPU and revenue increase over time.

Net loss for the year came in at 2.73 billion, a 14.7% improvement over the prior year.

Videocon d2h was able to push through an inflation linked APRU increase in February 2015. As a result, Q4 Fiscal 2015 ARPU was 202, 11.7% increase over Fiscal 2014.

NASDAQ IPO

The Company completed a listing of its American Depositary Shares on NASDAQ on April 1, 2015 under the ticker VDTH, in a business combination transaction with Silver Eagle Acquisition Corp. (OTC: EAGL). To commemorate this momentous event, Company management rang the opening bell at the NASDAQ market site.

Capital Structure and Balance Sheet

The Company has 393 million equity shares outstanding which is equivalent to 98.25 million American Depository Shares after closing of the business combination with Silver Eagle Acquisition Corp. We received US$ 273 million in net proceeds after payment of transaction expenses and have repaid gross debt of approximately US$100 million. The remaining proceeds shall be utilized for additional debt repayments and business expansion. The gross debt of the Company was 25.9 billion and cash and bank balance (including restricted cash) was approximately 13.0 billion in Fiscal 2015.

Corporate Governance

Following the NASDAQ listing, Harry Sloan and Jeff Sagansky are awaiting the regulatory approvals/clearance to join the board of directors of Videocon d2h. In the coming months, we expect the Dhoot family to have only one out of the eight board seats. The Company has established corporate governance practices and policies, including those pertaining to related party transactions, intends to follow NASDAQ, Indian and other international best practices.

Conference call dial in details

	Call #1	Call #2
Date	4 June 2015	4 June 2015
Time	11:00 am India time	6:30 pm India time
	1:30pm HK time	9:00pm HK time
	6:30am UK time	2:00pm UK time
	1:30am NYC time	9:00am NYC time
Dial in details
India	+91 22 39600859 / +91 22 67468359	+91 22 39600859 / +91 22 67468359
Hong Kong	800 964 448	800 964 448
Singapore	800 101 2045	800 101 2045
USA	1 866 746 2133	1 866 746 2133
UK	0 808 101 1573	0 808 101 1573
Pin code	Not required	Not required
Playback details
Dial in	+91 22 30652322	+91 22 30652322
Playback ID	71576	59753

Forward looking statements

This announcement may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s registration statement on Form F-4 filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.